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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO._____)*


                      PARADISE MUSIC & ENTERTAINMENT, INC.
                      ------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    699071106
                                   -----------
                                 (CUSIP NUMBER)


                             STUART B. NEWMAN, ESQ.
                       SALON MARROW DYCKMAN & NEWMAN, LLP
                                685 THIRD AVENUE
                               NEW YORK, NY 10017
                                 (212) 661-7100
   -----------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 29, 2002
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699071106

----------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         PORTER CAPITAL CORPORATION,    63-1077133

----------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                      (a) [ ]
         (SEE INSTRUCTIONS)                                                                                    (b) [X]

----------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                        WC


----------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is
         Required Pursuant to Items 2(d) OR 2(e)                                                                  [  ]


----------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                                  ALABAMA


----------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power                                                        5,850,000
         Beneficially
         Owned by Each              ----------------------------------------------------------------------------------
         Reporting         8.       Shared Voting Power                                                              0
         Person With
                                    ----------------------------------------------------------------------------------
                           9.       Sole Dispositive Power                                                   5,850,000

                                    ----------------------------------------------------------------------------------
                           10.      Shared Dispositive Power                                                         0

----------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                      6,625,000
         including 775,000 shares which Reporting Person has the right to acquire
----------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount In Row (11) Excludes
         Certain Shares (See Instructions)                                                                         [ ]

----------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                      23.0%

----------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                                CO

         -------------------------------------------------------------------------------------------------------------

         -------------------------------------------------------------------------------------------------------------

         -------------------------------------------------------------------------------------------------------------

         -------------------------------------------------------------------------------------------------------------

         -------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock") of Paradise Music & Entertainment, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 122 East 42nd Street, New York, N.Y. 10017.

ITEM 2.           IDENTITY AND BACKGROUND

         This Schedule 13D is being filed on behalf of Porter Capital Corporation, an Alabama Corporation ("Porter"), a financial services firm. The principal office of Porter is located at 2112 First Avenue North, Birmingham, AL 35203.

         Set forth on Schedule A hereto is the name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each executive officer, director and controlling person of Porter.

         During the last five years, neither Porter nor, to the best knowledge of Porter, any other person identified on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Porter nor, to the best knowledge of Porter, any other person identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal of state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 17, 2002, Porter and the Company entered into a forbearance agreement (the "Forbearance Agreement") relating to defaults by the Company under a Commercial Factoring Agreement dated as of April 25, 2001, as amended, and related documents (the "Factoring Agreement") which was supplemented by a Loan Agreement dated August 15, 2001 with respect to a loan in the principal amount of $ 250,000 (the "2001 Loan Agreement"), and by a Loan Agreement dated January 24, 2002 with respect to a loan in the principal amount of $80,000 (the "2002 Loan Agreement"). The Company owes Porter $421,101.45 under the Factoring Agreement. The source of all said funds advanced under the Factoring Agreement and the Loan Agreement was working capital of Porter. Pursuant to the Forbearance Agreement, Porter and the Company have agreed to the conversion of $200,000 of the amount owed to Porter under the Factoring Agreement to 4,000,000 shares of Common Stock.

         The Forbearance Agreement also reduced the exercise price of warrants to purchase 75,000 shares of Common Stock issued to Porter in connection with the Factoring Agreement and warrants to purchase 200,000 shares of Common Stock issued in connection with the 2001 Loan Agreement from $.25 per share to $.05 per share.

         In addition Porter holds warrants to purchase 500,000 shares of Common Stock at $ .02 per share issued in connection with the 2002 Loan Agreement.

         For financial services rendered in connection with the 2001 Loan Agreement and the 2002 Loan Agreement, the Company issued to Porter 250,000 shares and 1,600,000 shares of Common Stock, respectively.

         As collateral for the loan granted to the Company pursuant to the 2002 Loan Agreement, the Company's president, Kelly Hickel, pledged 1,064,569 shares owned by him, and the Company instructed its transfer agent to reserve for issuance to Porter upon notice of default an additional 3,5000,000 shares of Common Stock. As collateral for a personal loan from Porter in the amount of $15,000 Mr. Hickel has also pledged to Porter an addition 500,000 shares of Common Stock owned by him.

         In the event of default of the Convertible Secured Promissory Note issued by the Company pursuant to the 2002 Loan Agreement (the "Note"), Porter has the right to convert the Note, together with all sums due under the Factoring Agreement, into such number of shares of Common Stock as shall give Porter, upon conversion, together with all other shares of Common Stock owned by Porter, 51% of the outstanding shares on a fully diluted basis.

         As the result of all of the above, Porter currently owns 5,850,000 shares of Common Stock, and warrants to acquire an aggregate of 775,000 shares of Common Stock. An additional 5,064,569 shares of Common Stock are pledged or reserved for issuance to Porter in the event of default of outstanding loans. In the event of a default under the Note, Porter would have the right to convert the Note so as to hold 51% of the Company's outstanding Common Stock on a fully diluted basis.

ITEM 4.           PURPOSE OF TRANSACTION

         Porter acquired its shares of Common Stock for investment purposes.

         Porter intends to review its holdings in the Company on a continuing basis. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Porter to acquire or dispose of the Common Stock, other available business opportunities and other relevant factors, Porter may in the future take such action with respect to its holdings in the Company as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, or in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired, either in a sale(s) of Common Stock in the open market or in privately negotiated transactions to one or more purchasers.

          Except as described herein, Porter has not formulated any plans or proposals which relate to or would result in any of the following:

               a. the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               c. a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               d. any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

               e. any material change in the present capitalization or dividend policy of the Company;

               f. any other material change in the Company's business or corporate structure;

               g. changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               h. causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

               i. a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities and Exchange Act of 1934, as amended (the "Securities Exchange Act"); or;

               j.   any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

               a. On the date hereof, Porter beneficially owns an aggregate or 5,850,000 shares of Common Stock, which constitutes approximately 20.3% of the issued and outstanding Common Stock, excluding 775,000 shares, or 2.7% of the issued and outstanding Common Stock which it has the right to acquire upon exercise of warrants, and excluding an additional number of shares to be issued upon default and exercise Porter's conversion right to bring the total number of shares to be owned by Porter to not less than 14,697,562

                    (approximately 51%) of the shares that would then be outstanding.



               b. Porter presently has the sole power to vote or to direct the vote, and sole power to dispose of 5,850,000 shares of Common Stock.

               c. Except for the transactions described in Item 3 above, to the best knowledge of Porter, there were no transactions in shares of Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

               d.   Not applicable.

               e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                 Not Applicable

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

               a. Letter Agreement dated April 17, 2002 between the Company and Porter Capital Corporation.

               b. Convertible Secured Promissory Note of the Company dated January 24, 2002.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated :April 29, 2002
                                             Porter Capital Corporation


                                             By:  /S/
                                                 ----------------------
                                             Name:  Donald Porter
                                             Title: CEO

                                   SCHEDULE A
                              TO SCHEDULE 13D FILED
                                       BY
                           PORTER CAPITAL CORPORATION

         The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Porter

1.   Name:                        Donald Porter
     Citizenship:                 United States
     Business Address:            109 Danbury Road
                                  Ridgefield, CT 06877
     Principal Occupation:        CEO of Porter Capital Corporation

2.   Name:                        Marc Porter
     Citizenship:                 United States
     Business Address:            4112 First Avenue North
                                  Birmingham, AL 35203
     Principal Occupation:        President of Porter Capital Corporation

3.   Name:                        Ron Williamson
     Citizenship;                 United States
     Business Address:            4112 First Avenue North
                                  Birmingham, AL 35203
     Principal Occupation:        Vice President of Porter Capital Corporation